SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Form 11-K
_________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2006 and 2005
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2006 and 2005
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2006

(b)   The following Exhibits are filed as part of this Annual Report on Form 11-K:

         Exhibit 23
Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ KPMG LLP

Greenville, South Carolina
July 16, 2007

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$18,335,015	14,439,680

Contributions receivable:
Employer	33,152	29,055
Participant	85,008	66,006
Other	34,576	—
	152,736	95,061
Total assets	18,487,751	14,534,741
Liabilities:
Refund payable for excess contributions	45,301	80,934
Net assets available for benefits	$18,442,450	14,453,807

See accompanying notes to financial statements.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,103,212	754,367
Interest and dividend income	316,797	158,429
Total investment income	2,420,009	912,796
Contributions:
Employer	774,400	560,148
Employee	1,867,274	1,449,020
Rollovers	11,455	—
Other	34,576	—
Total contributions	2,687,705	2,009,168
Total additions	5,107,714	2,921,964
Deductions from net assets attributed to:
Benefits paid to participants	1,116,341	1,184,795
Administrative expenses	2,730	—
Total deductions	1,119,071	1,184,795
Net increase in net assets	3,988,643	1,737,169
Net assets available for benefits at beginning of year	14,453,807	12,716,638
Net assets available for benefits at end of year	$18,442,450	14,453,807

See accompanying notes to financial statements.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)    Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan. Wachovia Bank, N.A. served as the Plan’s trustee through November 30, 2006. Effective December 1, 2006, Reliance Trust Company became the Plan’s trustee.

(b)	Administrative Costs

Substantially all administrative costs of the Plan were paid by the Plan Sponsor through November 2006. Effective December 1, 2006, substantially all administrative costs of the Plan are paid by the Plan.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Through November 2006, participants could elect to contribute to the Plan by deferring up to 25% of annual compensation up to specified maximum amounts. Effective December 1, 2006, participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution as determined annually by the board of directors.

Effective January 1, 2002, the Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $4,000 catch-up contribution in 2005, and $5,000 in 2006. Catch-up contributions totaled $29,140 in 2006 and $33,431 in 2005.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005
(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Percent of
nonforfeitable
Years of service	interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options.

Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than four times annually effective December 1, 2006. Prior to December 1, 2006, participants could change their deferral percentage no more than twice annually.

(g)	Participant Loans Receivable

Effective December 1, 2006, the Plan allows participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as deductions from participant accounts and accounted for separately. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate as of the date of the loan. Currently, interest rates are 8.25% for all loans. Principal and interest are paid through payroll deductions.

(h)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(i)	Forfeitures

Forfeitures are used to reduce employer contributions to the Plan. Forfeitures used as a reduction of employer contributions were $44,804 and $108,456 in 2006 and 2005, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investments

At December 31, 2006, the Plan investments included pooled separate accounts, World Acceptance Corporation common stock, the Stable Asset Fund, participant loans receivable, and interest bearing cash. At December 31, 2005, the Plan investments included the UBS Stable Value Fund, World Acceptance Corporation common stock, mutual funds, and interest bearing cash.

Pooled separate accounts, World Acceptance Corporation common stock, and mutual funds are stated at fair value based on the most current quoted market prices. The Stable Asset Fund represents a deposit administration contract. See “Note 6-Deposit Administration Contract”. Interest-bearing cash and participant loans receivable are stated at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The UBS Stable Value Fund consisted of units in the Stable Value Portfolio of the UBS Fiduciary Trust Company Collective Investment Trust for Employee Benefit Plans (the UBS Stable Value Fund), which is valued at the net asset value of the underlying investments for this collective trust fund. The underlying investments of the UBS Stable Value Fund consisted primarily of units in the GIC Portfolio of the UBS Fiduciary Trust Company Collective Investment Trust for Employee Benefit Plans (the GIC Collective Trust Fund). The underlying investments of the GIC Collective Trust Fund consisted primarily of guaranteed investment contracts and synthetic guaranteed investment contracts (collectively referred to herein as GIC’s) that were carried at contract value (which approximates fair value because they are deemed to be fully benefit-responsive). The ranges of rates on the GIC’s were from 2.986% to 6.380% with maturity dates ranging from January 2, 2006 to June 1, 2010. No credit reserves on the issuers of the GIC’s were considered necessary by the trust committee of the GIC Collective Trust Fund.

(c)	Contribution Refund

Refunds payable to participants at December 31, 2006 and 2005 were $45,301 and $80,934, respectively. These refunds were due to excess contributions, which were refunded to participants in 2007 for the year ended December 31, 2006 and in 2006 for the year ended December 31, 2005.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	New Accounting Pronouncement

In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP also requires that the Statement of Net Assets Available for Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Fair value of the investment contracts approximates contract value; therefore, the adjustment from fair value to contract value is not presented on the Statement of Net Assets Available for Benefits for fully benefits-responsive investment contracts.

(g)	Investment Risk

The Plan provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that changes could materially affect the amounts reported in the financial statements.

(h)	Reclassifications

Certain reclassification entries have been made for fiscal 2005 to conform with the fiscal 2006 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits previously reported as a result of these reclassifications.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Plan has adopted a prototype plan designed by PFPC, Inc. The prototype plan obtained an opinion letter dated August 7, 2001, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees. The Plan has been amended since adopting the prototype plan, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and believes that the Plan continues to qualify and to operate as designed.

As the result of an examination by the Internal Revenue Service for the 2002 Plan year, corrective employer contributions were made on February 15, 2007 and accepted by the Internal Revenue Service June 4, 2007. The total amount of contributions, including earnings, was $34,576 and resulted from the failure of the Plan Sponsor to defer and match contributions related to Christmas bonus compensation and errors in vesting on participants who received a distribution In addition, the Plan Sponsor was required to pay a sanction to the Internal Revenue Service of $60,000.

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(5)	Investments and Net Appreciation in Fair Value of Investments

The following table presents the fair values of investments at December 31, 2006:

2006
Money Market fund, at cost which approximates fair value
Fidelity Institutional Money Market Fund T	$88,477

Pooled Separate Accounts, at quoted at market prices
Harbor Bond Instl	363,275
American Beacon Balanced Instl	273,084
BlackRock LC Value I	1,131,500
Davis New York Venture Y	1,530,606
Vanguard 500 Index	416,823
Vanguard Morgan Growth	1,673,489
Goldman Sachs Mid-Cap Value I	758,073
Vanguard Extended Market Index	1,631,328
Rainier Small/Mid Cap Eq Instl	1,046,498
Allianz NFJ Small Cap Value	1,031,159
Oppenheimer Main St SC Y	137,136
Jennison Small Company Z	148,601
Oppenheimer Global Y	175,872
Dodge and Cox Instl Stock	1,906,850
Total	12,224,294

Deposit administration contract, at estimated fair value
Stable Asset Fund II	3,862,387

World Acceptance Corp. common stock, at quoted market price	2,033,029

Loans to participants, at estimated fair value	126,828
Total investments, at fair value	$18,335,015

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the fair values of investments at December 31, 2005:

2005
Money market funds, at cost which approximates fair value
Federated Automated Cash Management Trust	$3,007
Federated Government U.S. Treasury	77,792
80,799
Mutual funds, at quoted market price:
AIM International Equity Fund	1,460,340
John Hancock Classic Value Fund	1,397,119
Franklin Balance Sheet Investment Fund	1,486,187
Franklin Short-Intermediate U.S. Government Fund	1,031,458
American Investment Company of America	1,126,390
Oppenheimer Capital Appreciation Fund	1,090,704
American Bond Fund of America	764,352
Allianz CCM Mid-Cap Fund	1,047,773
MFS Total Return Fund	937,150
Total	10,341,473
Collective Trust Fund, at estimated fair value
UBS Stable Value Fund	2,544,357

World Acceptance Corp. common stock, at quoted market price	1,473,051
Total investments, at fair value	$14,439,680

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,103,212 and $754,367, respectively, as follows:

	2006	2005
Pooled Separate Accounts	$(262,392)	—
Mutual funds	1,301,257	616,265
Collective trust fund	99,111	74,456
Common stock	965,236	63,646
	$2,103,212	754,367

(Continued)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(6)	Deposit Administration Contract

The Stable Asset Fund II represents a deposit administration contract (Contract) entered into by the Plan with the Plan’s recordkeeper, Standard Insurance Company (Standard). Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard. The Contract is included in the financial statements at contract value. Contract value approximates fair value, as the contract crediting rate resets quarterly and the Contract is fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of Contract issuer or otherwise.

The contract crediting rate is established at the end of each quarter and is guaranteed for five years. Because the contract crediting rate is reset at the end of each quarter at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value equals the contract crediting rate. The effective annual crediting rate and yield for the Contract was approximately 3.7% in 2006.

There are no events that limit the ability of the plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring. Standard may terminate the contract with 30 days advance written notice to the contract owner.

(7)	Related Party Transactions

Certain Plan assets are units of pooled separate accounts and deposit administration contracts managed by Standard. Standard is the Recordkeeper as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The Recordkeeper receives investment and administrative fees as a result of these activities. Interest income of $20,251 was paid by the Recordkeeper to the Plan in 2006. The Plan assets also include shares of World Acceptance common stock. The Company is the Plan Sponsor, therefore, these investment transactions qualify as party in interest transactions. Investment in company stock is participant directed.

(Continued)

Schedule 1
WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a) Party in- interest	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market FDS T	**	$88,477
	Pooled separate accounts:
*	Standard Insurance Company	Separate Account A American Beacon Balanced Instl	**	273,084
*	Standard Insurance Company	Separate Account AHarbor Bond Instl	**	363,275
*	Standard Insurance Company	Separate Account A Oppenheimer Main St Small Cap Y	**	137,136
*	Standard Insurance Company	Separate Account A BlackRock LC Value I	**	1,131,500
*	Standard Insurance Company	Separate Account A Davis New York Venture Y	**	1,530,606
*	Standard Insurance Company	Separate Account A Vanguard 500 Index	**	416,823
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid Cap Value I	**	758,073
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth	**	1,673,489
*	Standard Insurance Company	Separate Account A Vanguard Extended Market Index	**	1,631,328
*	Standard Insurance Company	Separate Account A Rainier Small/Mid Cap Eq Instl	**	1,046,498
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value	**	1,031,159
*	Standard Insurance Company	Separate Account A Jennison Small Company Z	**	148,601
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	175,872
*	Standard Insurance Company	Separate Account A Dodge and Cox Instl Stock	**	1,906,850
*	Participant Loans	Interest rate of 8.25% & maturity dates of 2008 through 2011	**	126,828
	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	2,033,029

*	Standard Insurance Company	Stable Asset Fund II-deposit administrative contract	**	3,862,387
		Total		$18,335,015

* Indicates party-in-interest to the Plan.
** Cost information has not been included in column (d) because all investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on it’s behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Date: July 16, 2007	By:	World Acceptance Corporation Retirement
Savings Plan Advisory Committee

	By:	/s/ A. Alexander McLean III
A. Alexander McLean, III, Committee Member, and Chief Executive Officer

By:	/s/ Kelly Malson Snape
Kelly Malson Snape, Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of KPMG LLP